Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

July 28, 2005

Item 3  News Release

A press release was issued on July 28, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire

Item 4  Summary of Material Change

On July 28, 2005, the Company announced that its Board of Directors has approved the divestiture of certain non-core business units and non-performing operations. These announcements are pursuant to the Company's July 15, 2005 news release, wherein it advised that its Board had approved a four-part management plan aimed at improving financial performance and refinancing the Company.

The Company intends to divest its 60% interest in Royal Alliance, its Baron Metal Industries subsidiary (wholly-owned) and its Roadex Transport subsidiary (wholly-owned). While these three subsidiaries make a positive contribution to the Company's EBITDA, they are deemed to be non-core business units. In the event of successful divestitures, proceeds of sales will be utilized to reduce the Company's outstanding lines of credit.

The Company is currently negotiating arrangements for sale of its 60% interest in Royal Alliance. The Company will engage Scotia Capital to solicit bids for Baron Metal Industries and will use its own team to solicit bids for Roadex Transportation. During the twelve months ended December 31, 2004, the combined revenues of these three business units, net of inter-company eliminations were $131 million, with EBITDA being $16 million. The Company has invested capital of $81 million in these three business units.

In addition, the Company announced that it is negotiating an agreement to sell its interest in its Polish subsidiary, which has been a non-performing business unit. The Company plans to recover some of its invested capital, while maintaining a licence and royalty interest in the business unit. The Company’s operations in Poland commenced in 1998, and have generated accumulated losses of $24 million since that time.

The Company updated its July 15, 2005 news release pertaining to the outlook for the second quarter, noting that sales are expected to be approximately $550 million, compared to $555 million in the previous year.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger,
Vice President, marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

August 4, 2005

SCHEDULE “A”

Royal Group announces intent to divest of certain non-core business and non-performing operations

TORONTO, July 28 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today announced that its Board of Directors has approved the divestiture of certain non-core business units and non-performing operations. Today's announcements are pursuant to Royal Group's July 15, 2005 news release, wherein it advised that its Board had approved a four-part management plan aimed at improving financial performance and refinancing the Company. The management plan previously announced by the Company included the following elements:

- Business unit portfolio restructuring, involving identification of measures to create value from non-core operations, and actions to recast or divest of non-performing operations;

- Actions to identify and quantify cost and margin opportunities, divisionally and across the enterprise;

- Enhancing the full potential of core businesses through development of a strategic plan by September 2005; and,

- Exploration of options to refinance the Company, which include the recognition of the value imbedded in real estate.

Royal Group intends to divest its 60% interest in Royal Alliance, its Baron Metal Industries subsidiary (wholly-owned) and its Roadex Transport subsidiary (wholly-owned). Royal Alliance produces injection moulded polypropylene housewares, indoor storage products, pet care products and garden furniture. Baron Metal Industries fabricates metal commercial doors and frames. Roadex Transport operates a fleet of 77 tractors and 168 trailers, which are used exclusively to provide transportation services to the Company.

While these three subsidiaries make a positive contribution to Royal Group's EBITDA, they are deemed to be non-core business units. In the event of successful divestitures, proceeds of sales will be utilized to reduce the Company's outstanding lines of credit.

The Company is currently negotiating arrangements for sale of its 60% interest in Royal Alliance. Royal Group will engage Scotia Capital to solicit bids for Baron Metal Industries and will use its own team to solicit bids for Roadex Transportation. During the twelve months ended December 31, 2004, the combined revenues of these three business units, net of inter-company eliminations were $131 million, with EBITDA being $16 million. Royal Group has invested capital of $81 million in these three business units.

In addition, Royal Group announced that it is negotiating an agreement to sell its interest in its Polish subsidiary, which has been a non-performing business unit. The Company plans to recover some of its invested capital, while maintaining a licence and royalty interest in the business unit. Royal Group's operations in Poland commenced in 1998, and have generated accumulated losses of $24 million since that time.

Larry Blanford, Royal Group's President and C.E.O., commented on today's announcements saying, "our actions are consistent with the management plan framework announced on July 15th, which is aimed at improving the Group's financial performance, creating a more efficient capital structure and creating focus on those opportunities we are best equipped to exploit". Mr. Blanford added that, "development of a strategic plan to realize the full potential of core businesses is underway, and will be approved by the Board and communicated to the financial community in early September, which is in advance of the conclusion of the process to solicit bids for Royal Group".

Mr. Blanford emphasized that, "actions being taken by management are intended to enhance shareholder value, whether the company is sold or remains a public entity". He concluded saying, "divestitures will not occur unless acceptable bids are received".

The company will host a conference call pertaining to its second quarter financial results and these restructuring initiatives at 10:00 AM on August 12, which will be webcast simultaneously and in its entirety. The webcast can be accessed though the company's web site at www.royalgrouptech.com.

Royal Group updated its July 15, 2005 news release pertaining to the outlook for the second quarter, noting that sales are expected to be approximately $550 million, compared to $555 million in the previous year.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of July 28, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701